04013531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
NOV 24 2004
516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2003 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMMERCE ONE FINANCIAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 ELLISON AVENUE
(No. and Street)

WESTBURY (City) NEW YORK (State) 11590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL SCHUNK 203-256-7647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER & CO PC
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE, SUITE 200, (Address) GARDEN CITY (City) NY (State) 11590 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS JENNINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE ONE FINANCIAL INC., as of SEPTEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

C.F.O & C.E.O.

Title

Notary Public

MATTHEW TANNENBAUM
Notary Public, State of New York
No. 4981623
Qualified in Nassau County
Commission Expires May 13, 07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

(FORMERLY MURJEN FINANCIAL, INC.)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED SEPTEMBER 30, 2004

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Commerce One Financial, Inc.
(formerly Murjen Financial, Inc.)

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (formerly Murjen Financial, Inc.) (the Company), as of September 30, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce One Financial, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
November 10, 2004

COMMERCE ONE FINANCIAL INC.
(FORMERLY MURJEN FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash	$ 51,093	
Receivables from clearing organizations (Note 3)	159,339	
Fixed assets - net of accumulated depreciation of $ 69,580 (Notes 2 and 4)	63,368	
Deferred income taxes (Notes 2 and 6)	19,116	
Other assets	42,105	
Total Assets		$ 335,021

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 110,626	
Income taxes (Note 6)	30,244	
Total Liabilities		140,870
COMMITMENTS AND CONTINGENCIES (Note 5)		
Shareholder's Equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Paid-in-capital	276,110	
Accumulated Deficit	(96,959)	
Total Shareholder's Equity		194,151
Total Liabilities and Shareholder's Equity		$ 335,021

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL INC.
(FORMERLY MURJEN FINANCIAL, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Income		
Commission income (Note 2)		$ 2,845,230
Interest Income		173
Total income		2,845,403
Expenses		
Officers' and employee compensation, benefits, trading commissions and general and administrative expenses	$ 2,640,575	
Rent and occupancy	107,483	
Clearing and execution	(10,148)	
Communications	120,349	
Licenses and registration	26,803	
Depreciation	20,417	
Total expenses		2,905,479
Loss before income taxes		(60,076)
Income tax credits (Note 6)		(56,047)
Net Loss		$ (4,029)

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL INC.
(FORMERLY MURJEN FINANCIAL, INC.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance - October 1, 2003	$ 15,000	$ 276,110	$ 60,956	$ 352,066
Dividend Distribution		$ (92,930)	(60,956)	$ (153,886)
Net loss	-	-	(4,029)	(4,029)
Balance - September 30, 2004	$ 15,000	$ 183,180	$ (4,029)	$ 194,151

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
(FORMERLY MURJEN FINANCIAL, INC.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (4,029)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 20,417	
Compensation to former shareholder made in the form of property and equipment	70,607	
Deferred income taxes	(27,116)	
Changes in assets and liabilities:		
Security deposit	14,032	
Receivable from clearing organization	504,179	
Accounts payable and accrued expenses	(400,071)	
Income taxes payable	(37,574)	
Total adjustments		144,474
Net cash provided by operating activities		140,445
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(2,890)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions		(84,400)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(53,155)
CASH AND CASH EQUIVALENTS, beginning		(2,062)
CASH AND CASH EQUIVALENTS, end		$ 51,093

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Taxes	$ 8,643
NON-CASH FINANCING AND INVESTING ACTIVITIES	
Dividend distribution in the form of property and equipment made to a former shareholder	$ 69,485

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a registered securities broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Westbury, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company became a member of NASD Regulation, Inc. ("NASDR") on January 16, 2000.

The Company changed its name from Murjen Financial, Inc. to Commerce One Financial, Inc. effective February 18, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future tax benefits to be derived from the use of net operating losses incurred in prior years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. The Company did not incur any advertising costs during the year ended September 30, 2004.

3. RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody. An allowance for doubtful accounts has not been provided as amounts are not considered material.

4. PROPERTY AND EQUIPMENT (NOTE 5)

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7 years	$ 132,948
Less: Accumulated depreciation		69,580
Net property and equipment		$ 63,368

Depreciation expense for the year ended September 30, 2004 was $20,417.

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities under a non-cancelable operating lease on Long Island. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses.

5. COMMITMENTS AND CONTINGENCIES (continued)

As of September 30, 2004, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended September 30,	
2005	124,656
2006	129,642
2007	134,826
2008	140,220
2009	71,484

Separation Agreement

In October 2003, pursuant to a shareholders agreement (the "Agreement"), entered into as of May 1, 2003 by the two officers and shareholders of the Company, a separation agreement was implemented severing the business relationship of the two parties.

Pursuant to the Agreement, all assets used in the New York City office, including the office lease, were transferred to the departing shareholder and to a new independent broker-dealer entity formed by the shareholder.

During the month of October 2003, the Company removed from its books approximately $34,000 in security deposits related to the New York City office lease, $50,000 in security deposits held at the clearing agent and approximately $140,000 in property and equipment located in the New York City office.

The Agreement provides in detail for the mutual indemnification of present and future liabilities arising from the time period the two parties operated the Company as co-shareholders.

During January 2003, the departing shareholder instituted an NASD arbitration against the remaining officer and the Company. The statement of claim alleges causes of action for breach of contract with no specific claim for damages made. The Company and the remaining shareholder have denied all liability and intend to vigorously defend the claims. Before service of this initial Statement of Claim, the remaining shareholder and the Company instituted a separate NASD arbitration against the departing officer and others, detailing allegations of wrongdoing and are seeking the recovery of specific amounts of damages.

During 2004, the NASD consolidated these actions into one. To date, there has been some exchange of documents, but it remains in the discovery phase with the outcome still unknown.

Litigation

The Company is involved in routine litigation incidental to its business. In the opinion of management, based on the advice of counsel, the liability, if any, resulting from these matters will not be material.

6. INCOME TAXES

Components of income taxes credits are as follows:

Deferred:		
Federal	$ (18,077)	
State	(9,039)	
		$ (27,116)
Current:		
Federal	$ (18,036)	
State and local	(10,895)	
		(28,931)
Total income tax credits		$ (56,047)

The deferred income tax assets of $19,116 as of September 30, 2004 relates to future tax consequences attributed to the federal and state net operating loss carryforwards of approximately $98,000 which will expire in 2021. The Company has not provided a valuation allowance against the deferred tax asset as it believes that it is more likely than not that all of carryforward will be utilized prior to expiration. The current year tax credits result from prior year over accruals.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At September 30, 2004, the Company had net capital of $69,562, which was $60,170 in excess of its required net capital of $9,392. The Company's ratio of net capital to aggregate indebtedness is 2.03 to 1.

COMMERCE ONE FINANCIAL, INC.
(FORMERLY MURJEN FINANCIAL, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	194,151
Non-allowable assets		(124,589)
Haircuts on securities		-
Net Capital	$	69,562

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	9,392
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	60,170
Excess net capital at 1000%	$	55,475
Ratio: Aggregate indebtedness to net capital		2.03 to 1

COMMERCE ONE FINANCIAL, INC.
(FORMERLY MURJEN FINANCIAL, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2004

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

COMMERCE ONE FINANCIAL, INC.
(FORMERLY MURJEN FINANCIAL, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED SEPTEMBER 30, 2004

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity - October 1, 2003	$	352,065
Net loss for the year ended September 30, 2004		(4,029)
Dividend distributions		(153,885)
Total ownership equity - September 30, 2004		194,151
Less: Non-allowable assets		124,589
Haircuts		-
Audited net capital		69,562
Net capital per Focus Report Part IIA		64,771
Difference	$	4,791
Adjustment to accrued expenses, income tax liabilities And deferred income tax assets	$	(39,787)
Adjustment to non-allowed assets	$	34,996

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

Board of Directors
Commerce One Financial, Inc.
(formerly Murjen Financial, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of Commerce One Financial, Inc. (formerly Murjen Financial, Inc.) (the Company) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to are relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., P.C.

Garden City, New York
November 10, 2004